UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1/Final Amendment)

Under the Securities Exchange Act of 1934

JAMMIN JAVA CORP.
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

470751108
(CUSIP Number)

copy to: Shane Whittle 1917 West 4th Ave, Vancouver British Columbia Canada Telephone: 888-711-9873
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Shane Whittle

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Canada

| 7 | Sole Voting Power
2,489,856 shares of Common Stock
Number of
Shares Beneficially	| 8 | Shares Voting Power
Owned by Each	0
Reporting
Person With	| 9 | Sole Dispositive Power
2,489,856 shares of Common Stock

| 10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
2,489,856 shares of Common Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11)
3.6%

| 14 |	Type of Reporting Person
IN

This Amendment No. 1/Final Amendment (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 23, 2010 by Shane Whittle (the “Schedule 13”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13. Except as expressly amended and supplemented by this Amendment, the Schedule 13 is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13, other than as amended herein are incorporated by reference herein.

Item 3. Source of Amount of Funds or Other Compensation

On December 16, 2010, Mr. Whittle, the Company’s former President and Director, cancelled 4,885,144 shares of common stock which he held.

Item 5. Interest in Securities of the Issuer

(a)
Mr. Whittle beneficially owns 2,489,856 shares of Common Stock, representing 3.6% of the Company’s currently outstanding shares, based on 68,987,650 shares of the Company’s common stock outstanding as of the date of this report.

(b)	Mr. Whittle holds the rights to vote 2,489,856 shares of Common Stock, representing 3.6% of the Company’s currently outstanding shares.

(c)	See Item 3 above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 2,489,856 shares of Common Stock, beneficially owned by Mr. Whittle.

(e)	Mr. Whittle ceased to be holder of greater than 5% of the Company’s outstanding common stock on December 16, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2011

By:	/s/ Shane Whittle
Shane Whittle